March 20, 2007
MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission
FROM:	KBR, Inc.
RE:	KBR, Inc. Registration Statement on Form S-4 (File No. 333-141027) Response to SEC Staff Comments dated March 16, 2007
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated March 16, 2007 regarding our filing referenced above. Where applicable, our responses indicate the additions or revisions we included in the first pre-effective amendment to our Form S-4 registration statement (the “Registration Statement”) as filed with the SEC on the date hereof (“Amendment No. 1”), four courtesy copies of which are being provided. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.
     We respectfully request that the staff review Amendment No. 1 and our responses to its comments at its earliest convenience. Please advise us as of any further comments as soon as possible.
Prospectus Front Cover
1.	The text on your cover page is dense. Limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.

RESPONSE: We have revised the cover page of the prospectus by eliminating certain information that is not required to be included thereon by Item 501 of Regulation S-K.

2.	Please do not use smaller type on the cover page and in the tables and footnotes throughout the prospectus. See Rule 420 of Regulation C.

RESPONSE: We have modified the type size of the text in Amendment No. 1 to comply with the type size requirements of Rule 420 of Regulation C.
Questions and Answers About the Exchange Offer, page iv
3.	Please revise your Q&A and Summary sections in plain English. You also repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. When revising these sections, please consider disclosing procedural information about the transaction in the Q&A (e.g., tendering procedures and appraisal rights) and substantive information about the terms of the transaction in the summary. For example, consider moving the table on page 2 of your summary to the forepart of your prospectus.

RESPONSE: We have revised the Q&A and Summary sections of the prospectus to eliminate repetitive disclosure. At the staff’s suggestion, we have generally retained the procedural information regarding the exchange offer in the Q&A section and have either moved or retained, as applicable, the other substantive information about the terms of the transaction in the Summary section.
How many shares of KBR common stock will I receive ..., page viii
4.	Currently, your description of the exchange ratio is written from the perspective of someone who is already quite familiar with the transaction. Please revise your description in clear, plain English. Please also make similar revisions in the risk factor on page 46.

RESPONSE: We have revised the referenced disclosure on pages v, vi and 46 of Amendment No. 1 to provide a more clear, user-friendly explanation of how the final exchange ratio will be calculated.
Summary, page 1
5.	Please summarize under a separate heading any conflicts of interest or benefits that executive officers, directors or key employees will receive as a result of the transaction, which are not shared on a pro rata basis by all other shareholders.

RESPONSE: The exchange offer is being made by Halliburton to all Halliburton stockholders, including any who are executive officers, directors or key employees of Halliburton, on the same terms. However, all of the executive officers and directors of Halliburton and KBR are subject to blackout period restrictions that prevent them from participating in the exchange offer. We do not believe the exchange offer presents a conflict of interest or benefits to any executive officers, directors or key employees of Halliburton or KBR that are not shared on a pro rata basis by all other Halliburton stockholders.

6.	Please provide an explanation of any material differences in the rights of security holders as a result of the transaction. See Item 4(a)(4) of Form S-4.

RESPONSE: We have added disclosure on page 7 of Amendment No. 1 to summarize the material differences in the rights of security holders of Halliburton and KBR common stock.
Risk Factors

The Internal Revenue Service may treat the exchange offer as taxable ..., page 44
7.	You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please delete the words in the first sentence “based on certain facts, assumptions, representations and covenants from Halliburton and KBR” and “generally” in the first sentence. Make similar revisions in the tax section on page 194.

RESPONSE: We have deleted the referenced text on pages 45 and 196 of Amendment No. 1.
Cautionary Statement about Forward-Looking Information, page 48
8.	Please remove the term “will” from your list of forward-looking terminology.

RESPONSE: We have deleted the term “will” from the list of forward-looking terminology on page 48 of Amendment No. 1.
The Transaction, page 49
Background of the Exchange Offer, page 49
9.	Please discuss the alternative structures in greater detail. Disclose how and when Halliburton decided on the structure of the transaction. Also disclose how the exchange ratio was determined. Include the discussions that the board held with the dealer managers, who acted as financial advisors to Halliburton.

RESPONSE: We have included additional disclosure on page 49 of Amendment No. 1 to describe in greater detail that Halliburton had contemplated a pro rata spin-off distribution to Halliburton’s stockholders (the “Spin-Off”) at the time of KBR’s initial public offering as a means of disposing of its remaining interest in KBR. The Spin-Off was the only alternative transaction that Halliburton considered to the exchange offer, and we have added disclosure on page 49 of Amendment No. 1 to clarify this point. Accordingly, we have not added disclosure regarding any other alternative transactions to Amendment No. 1. We have included additional disclosure on page 50 of Amendment No. 1 regarding the decision by Halliburton’s board of directors to approve the exchange offer and to delegate to Halliburton’s chief financial officer the authority to establish the discount to the per-share value of KBR common stock for use in calculating the exchange ratio for the exchange offer and to establish the maximum exchange ratio.

10.	Please clarify the role of the special committee in the transaction. Disclose whether the committee considered the alternative transaction structures and, if not, why not.

RESPONSE: As discussed in our response to Comment #9, the Spin-Off was the only alternative transaction that Halliburton considered to the exchange offer. Since no action by KBR or its board would be necessary for Halliburton to effect a Spin-

Off, Halliburton did not discuss with, and did not request the special committee to approve or take any action with respect to, a Spin-Off transaction. As disclosed on page 49 of Amendment No. 1 the special committee was formed for the purpose of reviewing and considering any changes to the various intercompany agreements between Halliburton and KBR that may be proposed in connection with the exchange offer. In anticipation of approving the exchange offer, Halliburton requested amendments to the tax sharing agreement and the registration rights agreement between Halliburton and KBR to clarify that the terms of the tax sharing agreement are applicable to the exchange offer and to amend the registration rights agreement to contemplate that KBR would file an S-4 registration statement with the SEC relating to the exchange offer sooner than 180 days after the completion of KBR’s initial public offering, which was not contemplated under the terms of the original registration rights agreement. In connection with its request, Halliburton informed the special committee that Halliburton still intended to dispose of its remaining interest in KBR as expeditiously as possible. Halliburton also informed the special committee that it preferred to dispose of its remaining interest by means of the exchange offer, but that if the exchange offer was not possible (or if the exchange offer is not fully subscribed) it would dispose of its remaining interest by means of a Spin-Off. In connection with the special committee’s review, negotiation and approval of the amended agreements, the committee’s independent financial advisor presented to the special committee and discussed the structural differences between the exchange offer and a Spin-Off. The special committee requested certain changes to the proposed terms of the amended registration rights agreement, including the addition of a reimbursement obligation by Halliburton to KBR for the fees and expenses of the special committee’s independent financial advisor and independent legal counsel. After consulting with its independent financial advisor and independent legal counsel, the special committee of KBR’s board of directors approved the amendment of the tax sharing agreement and the registration rights agreement and KBR and Halliburton entered into the amended agreements.

11.	Please identify the independent financial advisors and legal counsel and include disclosure that addresses the timing and circumstances of the engagements of these advisors. Please advise whether the financial advisors provided any analysis or guidance with respect to whether the transactions are fair to Halliburton or the Halliburton stockholders and, if so, why the board deemed such analysis or guidance not to be material.

RESPONSE: We have included additional disclosure on pages 49 and 50 of Amendment No. 1 to identify the independent financial advisor and legal counsel to the special committee and the financial advisors to Halliburton. The Halliburton board did not request, and none of the financial advisors provided, any analysis or guidance with respect to whether the exchange offer is fair to Halliburton or its stockholders.

12.	Please disclose whether or not you received any report or appraisal regarding the transaction and if so, tell us whether you considered providing the information required by Item 4(b) of Form S-4. We note the disclosure that the special committee hired an independent financial advisor and that the dealer managers acted as financial advisors to Halliburton.

RESPONSE: Neither Halliburton nor KBR received any fairness opinion, report or appraisal regarding the exchange offer from the independent financial advisor to the special committee or the financial advisors to Halliburton.

Reasons for the Exchange Offer, page 49
13.	You describe the positive, but not the negative, aspects of the transaction. For example, please disclose whether the board considered the negative aspects of the transactions which you refer to in the risk factors relating to the exchange offer and any subsequent spin-off.

RESPONSE: We have included additional disclosure on page 51 of Amendment No. 1 to identify negative factors and other considerations associated with the exchange offer as compared to a Spin-Off that were considered. However, all but two of the risks described under “Risk Factors — Risks Relating to the Exchange Offer and Any Subsequent Spin-Off” starting on page 43 of Amendment No. 1 apply to both an exchange offer and a Spin-Off. Accordingly, the board of directors did not view any of those risks as a relative negative factor to consider in evaluating the exchange offer as compared to a Spin-Off. The risks described under the caption “The Internal Revenue Service may treat the exchange offer as taxable to exchanging stockholders or to Halliburton” would generally be applicable to either the exchange offer or a Spin-Off, with the exception that, as disclosed on page 49 of Amendment No. 1, Halliburton has already obtained a ruling from the Internal Revenue Service regarding a Spin-Off, while Halliburton’s request for an amended ruling applicable to the exchange offer is still pending. The second risk, described under the caption “If the market value of KBR common stock decreases during the exchange offer period relative to the market value of Halliburton common stock, tendering stockholders in the exchange offer may not receive the anticipated 7.5% discount to the per-share value of KBR common stock and, depending upon the magnitude of the decrease in market value of KBR common stock relative to the market value of Halliburton common stock, tendering stockholders may be exchanging shares of Halliburton common stock for shares of KBR common stock without any discount, or even at a premium, to the per-share value of KBR common stock” beginning on page 46 of Amendment No. 1 is a risk to tendering holders that is unique to the exchange offer, but it is generally not a risk to Halliburton and its continuing stockholders and, accordingly, was not considered by the board of directors as a negative factor when evaluating the exchange offer as compared to a Spin-Off.
The Exchange Offer, page 53
Exchange of shares of Halliburton Common Stock, page 59
14.	We note the disclosure indicating that Halliburton will issue KBR shares or return any Halliburton shares not accepted for exchange “as promptly as practicable” or “as soon as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that Halliburton exchange the shares or return the Halliburton shares “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

RESPONSE: We have revised the disclosure on pages xv, xvi, 5, 59, 60, 66 and 71 of Amendment No. 1 to clarify that Halliburton will exchange or return any shares promptly upon expiration or termination of the exchange offer, as applicable.

15.	You reserve the right “to delay acceptance” of Halliburton shares in order to comply with any applicable law. Please clarify that you would not delay acceptance for any applicable law, absent an extension of the offer.

RESPONSE: We have revised the disclosure on page 60 of Amendment No. 1 to clarify that if Halliburton delays acceptance for exchange, or the exchange, of shares, to comply with any applicable law or to obtain any governmental or regulatory approval, Halliburton will extend the period of time during which the exchange offer is open.

16.	We note your disclosure that Halliburton reserves the “absolute right to waive any of the conditions of the exchange offer...or, any defect or irregularity in the tender of any shares of Halliburton stock.” Please revise this sentence to clarify that if Halliburton waives a condition to the offer that they waive it for all shareholders. See Rule 13e-4(f)(8).

RESPONSE: We have revised the disclosure on page 65 of Amendment No. 1 to clarify that if Halliburton waives a particular condition, or type of defect or irregularity, it will do so with respect to all tendering holders as required by applicable rules of the SEC.
Fees and Expenses, page 71
17.	It appears that you will pay soliciting dealer fees or commissions, in part, based on the number of securities tendered into this exchange offer. What consideration was given as to whether such fees would violate Rule 13e-4(f)(8)(ii) when paid for securities tendered for the dealer manager’s own account?

RESPONSE: In connection with the exchange offer, the dealer managers will receive an incremental transaction fee based on the total number of shares tendered in the exchange offer and an incentive fee based on the subscription levels of the exchange offer and the implied exchange ratio. However, as disclosed on page 72 of Amendment No. 1 under “-Fees and Expenses,” the dealer managers will not receive any fees in connection with the tender of shares of Halliburton common stock by the dealer managers or their affiliates for their proprietary accounts, and any shares tendered by the dealer managers or their affiliates for their proprietary accounts will be excluded for purposes of calculating the fees discussed in the preceding sentence. However, the dealer managers have informed us that if such fees were to be paid, they do not view such a payment as a violation of Exchange Act Rule 13e-4(f)(8)(ii).
Halliburton Company Unaudited Pro Forma Condensed Consolidated Financial Statements, page 79

18.	Your pro forma financial statements and related disclosures assume an exchange ratio of 1.4952 shares of KBR common stock per share of Halliburton common stock in the proposed offering; this exchange ratio is calculated using the closing stock prices on March 1, 2007 for both Halliburton and KBR common stock. On page 54, you disclose that the exchange ratio to be used in the offering will be based on the calculated per-share values of Halliburton common stock and KBR common stock. On pages 2 and 56, you present a table which shows the impact of changes in either or both the calculated per-share values of Halliburton common stock and KBR common stock. Please address the following:
•	Please clarify why you are using an exchange ratio based on the closing stock prices on March 1, 2007 instead of the calculated per-share values on March 1, 2007 for Halliburton common stock and KBR common stock in your pro forma financial information; and
RESPONSE: We have revised Halliburton’s Unaudited Pro Forma Condensed Consolidated Financial Statement on pages 80-84 of Amendment No. 1 to reflect an assumed exchange ratio of 1.4749 shares of KBR common stock per share of Halliburton common stock that is calculated using indicative calculated per-share values as of March 1, 2007, rather than closing stock prices on March 1, 2007.
•	Please provide additional quantitative pro forma information which shows the impact of different exchange ratios on your pro forma financial results both if the exchange offer was fully subscribed or if only the minimum number of shares of Halliburton common stock is tendered. For example, this quantitative information should show the impact on your pro forma financial results if the maximum exchange ratio of 1.5905 of KBR common stock for each share of Halliburton common stock issued. Similarly, you should provide pro forma information showing the impact of other exchange ratios, such as 0.95 of KBR common stock for each share of Halliburton common stock issued. If the ratio does not have a lower limit, state that as well.
RESPONSE: We have included additional disclosure on page 83 of Amendment No. 1 to illustrate the impact of the exchange offer on Halliburton’s pro forma financial results using a range of exchange ratios, including the maximum exchange ratio, under a scenario in which the exchange offer is fully subscribed and under a scenario in which the number of tendered Halliburton shares is the minimum amount necessary to satisfy the minimum condition.
U.S. Federal Income Tax Consequences, page 194
19.	Please delete the language in the first full paragraph on page 195 which assumes that the exchange offer and spin-off will qualify as tax-free.

RESPONSE: We have deleted the referenced sentence on page 196 of Amendment No. 1.
Comparison of Stockholder Rights, page 205
20.	Please remove the second sentence of the third paragraph that the description is qualified in its entirety, as it is inconsistent with Rule 411 of Regulation C. Make similar changes in the last sentence of the fourth paragraph on page 210.

RESPONSE: We have deleted the referenced sentences on pages 207 and 212 of Amendment No. 1.
Exhibit 5.1
21.	Where counsel refers to the General Corporation Law of the State of Delaware, counsel should confirm supplementally that it does not intend to exclude the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement. Please see Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.

RESPONSE: We are enclosing as Annex I a letter from our counsel in which they confirm that the reference to the General Corporation Law of the State of Delaware in their legal opinion filed as Exhibit 5.1 to the Registration Statement includes all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.
Exhibit 99.1 — Transmittal Letter
22.	We note the following statement on page 4: “I understand and agree that, among other matters described in the Prospectus — Offer to Exchange” Please revise to eliminate the terms “among other matters.” Alternatively, amend the letter to include a legend in bold typeface that indicates the company does not intend this language to be a certification made by security holders that they have reviewed the offering materials as a waiver of liability and that the company promises not to assert that this language constitutes a waiver of liability.

RESPONSE: We have deleted the referenced language on page 4 of the Letter of Transmittal, a copy of which is refiled as Exhibit 99.1 to Amendment No. 1 and will be posted on the website maintained in connection with the exchange offer (www.KBRexchange.com) and will otherwise be provided upon request.
     Please contact Darrell Taylor at (713) 229-1313 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments.

ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON
Annex I
March 20, 2007
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Ms. Pamela A. Long
Ms. Brigitte Lippmann
Ms. Lesli Sheppard

Re:	Exhibit 5.1 to KBR Registration Statement on Form S-4
(File No. 333-141027) (the “Registration Statement”)
Ladies and Gentlemen:
             We hereby confirm that the reference to the General Corporation Law of the State of Delaware in our opinion that has been filed as Exhibit 5.1 to the Registration Statement includes all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.
Very truly yours,
/s/ Christopher J. Arntzen
Christopher J. Arntzen
cc: Mr. Darrell Taylor